December 18, 2019

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Jackson National Life Insurance Company of New York JNLNY Separate Account I ("Registrant") File Nos. 333-______ and 811-08401

Commissioners:

On behalf of the above-referenced Registrant, attached for electronic filing under the Securities Act of 1933, as amended, is an initial registration statement on Form N-4 ("Initial Registration Statement"). As noted on the Facing Sheet of the Initial Registration Statement, it is also Amendment No. 530 under the Investment Company Act of 1940, as amended.

The prospectus contained in the Initial Registration Statement (“the Jackson Advantage Prospectus”) describes a variable and fixed annuity contract ("Jackson Advantage") that will be available both as a qualified plan (e.g. IRA) contract and as a non-qualified contract. The Jackson Advantage Prospectus is substantially similar in many ways to Jackson of New York's currently offered variable annuity, Perspective II (File No. 333-228806), including optional services at no cost such as dollar cost averaging and rebalancing, and many of the same base contract provisions. As a result, the prospectuses for the two products in many sections share identical disclosure.

Some items of note that are new in this filing are a lower Core Contract Charge, the addition of an optional Contract Value Death Benefit which further reduces the Core Contract Charge, a higher minimum initial premium, a more limited offering of investment options, and the removal of several optional benefits that are available on our Perspective II product (File No. 333-228806).

To assist in the review of the Initial Registration Statement, we are providing a marked copy, via email to the Commission Staff reviewer, to reflect the similarities and differences between the disclosure in the Jackson Advantage Prospectus and the applicable disclosure in the Perspective II prospectus (File No. 333-228806). As you will note, the updated fund list and fund expense information will be provided in the pre-effective amendment to the Initial Registration Statement. We are also providing a courtesy copy of the Jackson Advantage Prospectus via email to the Commission Staff reviewer.

If you have any questions, please call me at (517) 367-3754.

Very truly yours,

/s/ ALISON SAMBORN

Alison Samborn
Senior Attorney, Legal Product Development

cc:    DeCarlo McLaren